CERTIFICATE OF AMENDMENT OF THE
BYLAWS OF PRICELINE.COM INCORPORATED

The undersigned, being the duly elected, qualified, and acting Secretary of priceline.com Incorporated (the “Corporation”), hereby certifies that (a) existing ARTICLE VIII of the Bylaws of the Company was deleted in its entirety and (b) existing Article IX of the Bylaws of the Company was renumbered to Article VIII, pursuant to the unanimous written consent of the Board of Directors of the Company, effective March 27, 2012, to read as follows:

"ARTICLE VIII

AMENDMENTS

Section 1.  Amendments.  These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

Section 2.  Entire Board of Directors.  As used in this Article VIII and in these By-Laws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.”

IN WITNESS WHEREOF, I have hereto set my hand on this 27th day of March 2012.

/s/ Peter J. Millones
Peter J. Millones
Executive Vice President, General Counsel and Corporate Secretary